UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

KEYSTONE PRIVATE INCOME FUND

(Name of Subject Company (Issuer))

KEYSTONE PRIVATE INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michelle Mattson

60 E. South Temple, Suite 2100

Salt Lake City, UT 84111

(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

January 29, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on January 29, 2026 by Keystone Private Income Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in the Fund in an aggregate amount up to $88,805,264 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on January 29, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on February 27, 2026.

2. As of February 27, 2026, four hundred thirty-three (433) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2026 in the amount of $199,039 for Class D Shares, $7,106,850 for Class Y Shares, $40,000 for Class I Shares and $92,186,628 for Class Z Shares.

4. One (1) Shareholder of Class D Shares, fifteen (15) Shareholders of Class Y Shares, one (1) Shareholder of Class I Shares and four hundred sixteen (416) Shareholders of Class Z Shares, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund. The Fund paid to each such Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payment was wired to the account designated by each such Shareholder in its Tender/Repurchase Request Form on April 17, 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on January 29, 2026 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of the Statement.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

KEYSTONE PRIVATE INCOME FUND

By:	/s/ Brad Allen
Name:	Brad Allen
Title:	Treasurer

September 3, 2026

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Tables